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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Banro Corporation
(Name of Issuer)
common stock, no par value
(Title of Class of Securities)
066800103
(CUSIP Number)
December 31, 2006
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	066800103	Page	2	of	8

1	NAMES OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Actis Capital LLP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		2,113,905

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		545,095

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,113,905

WITH:	8	SHARED DISPOSITIVE POWER:

		545,095

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,659,000

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	6.9%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	066800103	Page	3	of	8

1	NAMES OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Actis Africa Fund 2, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		2,113,905

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		2,113,905

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	2,113,905

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	5.5%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	066800103	Page	4	of	8

1	NAMES OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Actis Executive Co-Investment Plan, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Guernsey

	5	SOLE VOTING POWER:

NUMBER OF		31,709

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		31,709

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	31,709

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	0.1%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	066800103	Page	5	of	8

1	NAMES OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	CIFA Investments, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	England

	5	SOLE VOTING POWER:

NUMBER OF		545,095

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		545,095

WITH:	8	SHARED DISPOSITIVE POWER:

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	545,095

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	PN

CUSIP No.	066800103	Page	6	of	8

1	NAMES OF REPORTING PERSONS:
	I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

	Cordiant Capital Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	CITIZENSHIP OR PLACE OF ORGANIZATION:

	Canada

	5	SOLE VOTING POWER:

NUMBER OF		0

SHARES	6	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		545,095

EACH	7	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER:

		545,095

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	545,095

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

	1.4%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	CO

Page	7	of	8
Item 1.
(a)	Name of Issuer: Banro Corporation

(b)	Address of Issuer’s Principal Executive Offices: 1 First Canadian Place, 100 King Street W, Toronto, ON Canada M5X 1E5
Item 2.
(a)	Name of Person Filing:
(i)	Actis Capital LLP (“Actis”)

(ii)	Actis Africa Fund 2, L.P. (“AAF2”)

(iii)	Actis Executive Co-Investment Plan, LP (“Plan”)

(iv)	CIFA Investments, L.P. (“CIFA”)

(v)	Cordiant Capital Inc. (“Cordiant”)
(each a “Reporting Person” and collectively, the “Reporting Persons”). See Exhibits 2(a) and 2(b).
(b)	Address of Principal Business Office or, if none, Residence:
(i)	All Reporting Persons (other than the Plan and Cordiant): 2 More London Riverside, London, UK SE1 2JT

(ii)	Plan: 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3ZD

(iii)	Cordiant: Suite 2400, 1010 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R7
(c)	Citizenship:
(i)	Actis: England

(ii)	AAF2: England (iii) Plan: Guernsey

(iv)	CIFA: England

(v)	Cordiant: Canada
(d)	Title of Class of Securities

common stock, no par value

(e)	CUSIP Number

066800103
Item 4.  Ownership.
(a)	Amount beneficially owned:
(i)	Actis: 2,659,000

(ii)	AAF2: 2,113,905

(iii)	Plan: 31,709

(iv)	CIFA: 545,095

(v)	Cordiant: 545,095
(b)	Percent of class:
(i)	Actis: 6.9%

(ii)	AAF2: 5.5%

(iii)	Plan: 0.1%

(iv)	CIFA: 1.4%

(v)	Cordiant: 1.4%

Page	8	of	8
In aggregate, the Reporting Persons listed above beneficially own 2,659,000 shares of common stock of the issuer, representing 6.9% of such class. All percentages based on 38,478,438 shares of the issuer’s common stock outstanding as of September 30, 2006.

(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote:
(A)	Actis: 2,113,905

(B)	AAF2: 2,113,905

(C)	Plan: 31,709

(D)	CIFA: 545,095

(E)	Cordiant: 0
(ii)	Shared power to vote or to direct the vote:
(A)	Actis: 545,095

(B)	AAF2: 0

(C)	Plan: 0

(D)	CIFA: 0

(E)	Cordiant: 545,095
(iii)	Sole power to dispose or to direct the disposition:
(A)	Actis: 2,113,905

(B)	AAF2: 2,113,905

(C)	Plan: 31,709

(D)	CIFA: 545,095

(E)	Cordiant: 0
(iv)	Shared power to dispose or to direct the disposition:
(A)	Actis: 545,095

(B)	AAF2: 0

(C)	Plan: 0

(D)	CIFA: 0

(E)	Cordiant: 545,095
Item 5.  Not applicable.
Item 6.  Not applicable.
Item 7.  Not applicable.
Item 8.  Not applicable.
Item 9.  Not applicable.
Item 10.  Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ACTIS CAPITAL LLP
By:	/s/ Alistair Mackintosh
	Name:	Alistair Mackintosh
	Title:	Partner

ACTIS AFRICA FUND 2, L.P. By Actis Capital LLP, its Manager
By:	/s/ David Morley
	Name:	David Morley
	Title:	Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P. By Actis Co-Investment Limited, its General Partner
By:	/s/ Chris Le Galloudec
	Name:	Chris Le Galloudec
	Title:	Director

CIFA INVESTMENTS, L.P. By Actis Capital LLP, its Co-Manager
By:	/s/ Andrew Reicher
	Name:	Andrew Reicher
	Title:	Partner

By Cordiant Capital Inc., its Co-Manager
By:	/s/ David G. Creighton
	Name:	David G. Creighton
	Title:	President

CORDIANT CAPITAL INC.
By:	/s/ David G. Creighton
	Name:	David G. Creighton
	Title:	President

EXHIBIT 2(A)
ITEM 2.  IDENTITY AND BACKGROUND
     This statement is being filed by Actis Capital LLP, an English limited liability partnership (“Actis”), whose principal business address is located at 2 More London Riverside, London, SE1 2JT, UK. This statement is also being filed by Actis Africa Fund 2, L.P., an English limited partnership (“AAF2”), whose principal business address is located at the same address as Actis. Actis is the manager of AAF2. This statement is also being filed by Actis Executive Co-Investment Plan, L.P., a Guernsey limited partnership (“Plan”), whose principal business address is located at 13-15 Victoria Road, St. Peter Port, Guernsey, Channel Islands, GY1 3ZD. The Plan is managed by Actis Co-Investment Plan Limited, a Guernsey private limited company and a wholly-owned subsidiary of Actis.
     This statement is also being filed by Cordiant Capital Inc., a Canadian corporation (“Cordiant”), whose principal business address is located at Suite 2400, 1010 Sherbrooke Street West, Montreal, Quebec, Canada H3A 2R7. This statement is also being filed by CIFA Investments, L.P., an English limited partnership (“CIFA”), whose principal business address is located at the same address as Actis. Actis and Cordiant are co-managers of CIFA.
     On October 21, 2005, Actis caused to be filed a statement on Schedule 13G reporting the acquisition by AAF2 and CIFA (as of October 14, 2004) of an aggregate of 2,000,000 shares of common stock of the issuer.
     On December 22, 2005, the Plan and AAF2, among other parties, entered into a Co-Investment Agreement, pursuant to which the Plan agreed to invest in its relevant proportion, on the same terms and in the same instruments as AAF2. The Co-Investment Agreement provides that the Plan will follow the investment decisions of AAF2 in respect of its investments. Pursuant to a Share Sale and Purchase Agreement between AAF2 and the Plan dated March 24, 2006, the Plan became the “beneficial owner” (as defined in Rule 13d-3) of 31,709 of AAF2’s shares of common stock of the issuer. However, as a result of the terms of the Co-Investment Agreement, AAF2 may still be deemed to be the “beneficial owner” (as defined in Rule 13d.3) of the 31,709 common shares of the issuer that were the subject of the Share Sale and Purchase Agreement. Due to the relationships among them, the Reporting Persons may constitute a “group” for the purposes of Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended. The Reporting Persons disclaim membership in such a group.
     On March 3, 2006, AAF2, the Plan and CIFA respectively acquired 516,046, 7,859 and 135,095 additional shares of common stock of the issuer.

EXHIBIT 2(B)
JOINT FILING AGREEMENT
     Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is accurate.
Dated:  February           , 2007

ACTIS CAPITAL LLP
By:	/s/ Alistair Mackintosh
	Name:	Alistair Mackintosh
	Title:	Partner

ACTIS AFRICA FUND 2, L.P. By Actis Capital LLP, its Manager
By:	/s/ David Morley
	Name:	David Morley
	Title:	Partner

ACTIS EXECUTIVE CO-INVESTMENT PLAN, L.P. By Actis Co-Investment Limited, its General Partner
By:	/s/ Chris Le Galloudec
	Name:	Chris Le Galloudec
	Title:	Director

CIFA INVESTMENTS, L.P. By Actis Capital LLP, its Co-Manager
By:	/s/ Andrew Reicher
	Name:	Andrew Reicher
	Title:	Partner

By Cordiant Capital Inc., its Co-Manager
By:	/s/ David G. Creighton
	Name:	David G. Creighton
	Title:	President

CORDIANT CAPITAL INC.
By:	/s/ David G. Creighton
	Name:	David G. Creighton
	Title:	President